Exhibit 99.3

27 November 2019
Mesoblast Limited
ABN 68 109 431 870

Corporate Headquarters
Level 38
55 Collins Street
Melbourne, Victoria 3000
Mesoblast Limited (MSB)	AUSTRALIA
Results of Annual General Meeting Held 27 November 2019	T +61 3 9639 6036 F +61 3 9639 6030

United States Operations

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report.

505 Fifth Avenue
Third Floor
New York, NY 10017
USA

T+1 212 880 2060
F+1 212 880 2061

Asia
20 Biopolis Way
Yours faithfully	#05-01 Centros
Biopreneur 3
SINGAPORE 138668

T+65 6570 0635
F+65 6570 0176

Charlie Harrison	info@mesoblast.com
Company Secretary	www.mesoblast.com

Exhibit 99.3

LINK Market Services

MESOBLAST LIMITED

RESULT OF GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Wednesday, 27 November, 2019

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote (as at proxy close):					Manner in which votes were cast in person or by proxy on a poll (where applicable)			
Resolution	Votes *For*	Votes *Against*	*Discretionary Chairman of Meeting* / *Other Nominated Person/s*	Total Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain ***	*Resolution Result*
2 ADOPTION OF THE REMUNERATION REPORT	164,637,727	34,781,277	749,317 306,631	1,055,948	992,269	166,495,247 82.72%	34,782,677 17.28%	1,165,259	Carried
3A RE-ELECTION OF DR ERIC ROSE AS A DIRECTOR	262,682,551	6,441,862	773,567 305,961	1,079,528	734,260	266,918,241 97.58%	6,612,752 2.42%	734,260	Carried
3B RE-ELECTION OF MR WILLIAM BURNS AS A DIRECTOR	266,872,209	2,256,708	768,567 305,961	1,074,528	734,756	271,272,389 99.17%	2,258,108 0.83%	734,756	Carried
4A APPROVAL OF PROPOSED ISSUE OF OPTIONS TO NEWLY-APPOINTED NON-EXECUTIVE CHAIR, MR JOSEPH R. SWEDISH	163,459,463	27,706,233	756,657 306,631	1,063,288	9,808,237	164,897,965 85.32%	28,381,981 14.68%	9,808,237	Carried
4B APPROVAL OF PROPOSED ISSUE OF OPTIONS TO NON-EXECUTIVE DIRECTORS, DR ERIC ROSE AND MR WILLIAM BURNS	163,375,190	27,804,986	817,847 306,631	1,124,478	9,732,567	164,874,882 85.27%	28,480,734 14.73%	9,732,567	Carried
5 APPROVAL OF PROPOSED ISSUE OF OPTIONS TO CEO, DR SILVIU ITESCU, IN CONNECTION WITH HIS REMUNERATION FOR FY18/19 & FY19/20	186,088,638	5,025,879	800,307 306,631	1,106,938	9,815,766	188,232,038 97.39%	5,040,379 2.61%	9,815,766	Carried
6 APPROVAL OF EMPLOYEE SHARE OPTION PLAN FOR EMPLOYEES FOR THE PURPOSE OF LISTING RULE 7.2	185,905,145	5,222,139	790,957 306,631	1,097,588	9,812,349	187,868,705 97.20%	5,407,129 2.80%	9,812,349	Carried
7 RATIFICATION OF ISSUE OF SHARES TO EXISTING AND NEW INSTITUTIONAL INVESTORS	98,219,155	282,030	820,717 306,631	1,127,348	306,655	102,456,665 99.56%	452,920 0.44%	306,655	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 27/11/2019 10:48:59AM

This report was produced from the Link Market Services System

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